Issuer Free Writing Prospectus dated June 15, 2011

Filed Pursuant to Rule 433

Registration No. 333-174254

(Relating to Preliminary Prospectus Supplement dated June 14, 2011)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated May 25, 2011, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from the offices of J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone number 866-803-9204), or the offices of Jefferies & Company, Inc., Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022 (telephone number 877-547-6340). References herein to “we,” “us,” “our” and “AVEO” refer to AVEO Pharmaceuticals, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	AVEO Pharmaceuticals, Inc. (NASDAQ: AVEO)

Common stock offered by AVEO	5,750,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 862,500 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after the offering	41,663,276 shares, based on 35,913,276 shares outstanding as of March 31, 2011, which does not include, as of that date:

• 3,779,674 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2011 at a weighted-average exercise price of $7.59 per share;

• 311,841 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted-average exercise price of $8.87 per share; and

•    an aggregate of 1,213,172 additional shares of common stock available for future issuance as of March 31, 2011 under our 2010 stock incentive plan, as amended, and 2010 employee stock purchase plan, as amended.

Public offering price	$17.50 per share.

Net proceeds to AVEO	$94.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	June 15, 2011.

Closing date	June 20, 2011.

Joint book-running managers	J.P. Morgan Securities LLC and Jefferies & Company, Inc.

Co-Lead Manager	Canaccord Genuity Inc.